Hand in Hand With You Throughout Your Life, ChoiceOne Is There



ChoiceOne
FINANCIAL SERVICES, INC.

Letter to Shareholders

This last year was a year of improvement for ChoiceOne. Our earnings for 2002 were $1,643,000 or $1.06 per share, which represented a 13% increase over the prior year. Our earnings improved as a result of our net interest margin increasing as the cost of our funds declined faster than the revenue received from our assets. In addition, we increased our noninterest income. The low rate mortgage environment increased our mortgage lending income, as we were able to close over $75,000,000 in mortgages. Our insurance and investment revenue also increased during the year. Deposit service charges increased due to the new deposit products that were offered. A higher provision for loan losses and increased noninterest expenses offset some of these increases in revenue.

Our total assets grew in 2002 by $14,533,000 to $212,324,000. This asset growth occurred as a result of commercial loan growth and investment purchases. Our deposits also grew during the year by $16,804,000 as a result of new deposit products offered. We continue to look for local deposit growth, particularly in checking and savings accounts. In addition, we are strengthening our relationships by cross-selling existing clients.

The last few years have been challenging in terms of our asset quality and the additional expenses we have incurred due to lower asset quality. We feel much progress has been made in this area during the last year as we have identified and addressed existing credits that may pose risks. We believe that this process will continue this year as the economy is causing some customers to experience cashflow problems. We have discontinued our activities involving subprime mortgages and accounts receivable factoring. We have also substantially reduced our indirect lending, due to its risk and credit quality factors.

Our staff is excited about the coming year and the opportunities it presents. We increased the number of clients this past year and will strive to continue this trend in 2003. We believe that we can offer all of the services of a larger bank and, at the same time, provide caring servicing to our customers and the community.

Our goal is to continue to look for ways to improve our products, service and profitability, while serving the communities in which we live.

Sincerely,

James A. Bosserd
President & C.E.O.

Jon E. Pike
Chairman

FINANCIAL HIGHLIGHTS

	2002	2001	% Change
For the year (dollars in thousands)			
Net interest income	$ 8,106	$ 7,603	7%
Provision for loan losses	1,270	1,003	27%
Noninterest income	3,657	2,646	38%
Noninterest expense	8,187	7,198	14%
Income before income taxes	2,306	2,048	13%
Income tax expense	663	590	12%
Net income	1,643	1,458	13%
Cash dividends paid	1,037	995	4%
Per share*			
Net income	$ 1.06	$ 0.95	12%
Cash dividends	0.67	0.65	3%
Shareholders' equity	12.48	11.86	5%
At year end (dollars in thousands)			
Securities	$ 24,111	$ 20,885	15%
Gross loans	175,061	165,823	6%
Deposits	152,779	135,975	12%
Shareholders' equity	19,359	18,273	6%
Assets	212,324	197,791	7%
Ratios			
Return on average assets	0.79%	0.73%	
Return on average shareholders' equity	8.78%	8.07%	
Dividend payout	63.30%	68.24%	
Shareholders' equity to assets (at year end)	9.12%	9.24%	

** Per share amounts are retroactively adjusted for the effect of stock dividends and stock splits.*

OFFICERS AND MANAGERS

CHOICEONE FINANCIAL SERVICES, INC.

Chairman of the Board
Jon E. Pike

President & Chief Executive Officer
James A. Bosserd

Vice President
Louis D. Knooihuizen

Secretary
Linda R. Pitsch

Treasurer
Thomas L. Lampen

SUBSIDIARY: CHOICEONE BANK

Chairman of the Board
Jon E. Pike

President & Chief Executive Officer
James A. Bosserd

Senior Vice Presidents
Louis D. Knooihuizen – Senior Loan Officer
Linda R. Pitsch – Cashier

Vice Presidents
Lee A. Braford – Consumer Loans
Mary J. Johnson – Human Resources/Internal Audit
Linda G. Kinney – Retail Sales/Marketing
Thomas L. Lampen – Chief Financial Officer

Assistant Vice Presidents
Edward D. Berry – Commercial Loans
Michael F. Feighan – Controller
Robert C. Godfrey – Commercial Loans
Dean A. Hanson – Commercial Loans
Jason J. Herbig – MIS/Network Officer
Daniel P. Mitchell – Loan Operations Manager
Darci M. Reinhardt – Consumer Loans

Branch Sales Managers
Scott A. Moore – Cedar Springs Office
Matthew D. Tolsma – Alpine Office

SUBSIDIARY: CHOICEONE INSURANCE AGENCIES, INC.

President
James A. Bosserd

Senior Vice President
Kelly J. Potes, C.F.P. – General Manager

Vice President
Jeffrey S. Bradford, CIC

Assistant Vice President
Dana L. Quick – Investment Officer

Secretary
Linda R. Pitsch

Treasurer
Thomas L. Lampen

SUBSIDIARY: CHOICEONE MORTGAGE COMPANY OF MICHIGAN

President
James A. Bosserd

Senior Vice President
Louis D. Knooihuizen

Vice Presidents
Lee A. Braford
Karen M. Stein

Assistant Vice President
Marilyn B. Childress

Secretary
Linda R. Pitsch

Treasurer
Thomas L. Lampen

Personal Client Services

Deposit Services
- Checking Accounts
- Money Market Accounts
- Check Imaging
- Choice24 Hour Telephone Banking
- ChoiceCheck Debit Cards
- Savings Accounts
- Certificates of Deposit
- ChoiceCash ATM Cards
- I.R.A's and Roth I.R.A.'s
- ChoiceNet Internet Banking
- Overdraft Protection Plans
- Notary and Signature Guarantee Services
- Travelers' Checks
- Money Orders
- Wire Transfers
- Foreign Currency Exchange/Ordering

Consumer Loans and Mortgage Services
- Credit Cards
- Automobiles and Trucks
- Recreational Vehicles & Equipment
- Home Equity & Home Improvements
- Personal Lines of Credit
- Educational Plans
- Mobile Homes
- Construction
- Residential
- Income Producing Properties
- Land Contract Collection Services

Insurance Protection Services
- Automobiles and Trucks
- Homeowners
- Personal Umbrella
- Boats and Recreational Vehicles
- Life and Long-Term Care
- Health and Disability

Planning and Investment Services
- Educational Savings Accounts
- Retirement Planning
- Estate Planning
- I.R.A.'s and Roth I.R.A.'s
- Annuities
- Mutual Funds
- Money Market Investor Account
- Tax-Sheltered Investments
- Stock and Bond Trades

There are severe penalties for early withdrawals on Certificates of Deposit and Individual Retirement Accounts

Kelly Potes and Dana (Ransom) Quick are registered representatives of Woodbury Financial Services, Inc. Securities offered through Woodbury Financial Services, Inc., P.O. Box 64284, St. Paul, MN 55164 1-800-800-2000. Member NASD, SIPC. Not F.D.I.C. insured. Not obligations of ChoiceOne Bank. Not guaranteed by ChoiceOne Bank. May lose value, including the possible loss of principal amount invested. In this publication, this disclosure would pertain to the products listed under the sections "Insurance Protection Services," "Planning and Investment Services," "Commercial/Business Insurance Services," and "Employer Benefits Services."

ChoiceOne Financial Services, Inc., 109 E. Division St., P.O. Box 186, Sparta, MI 49345
Toll-Free 1-888-775-6687 • www.choiceone.com

Business Client Services

Commercial Loan Services
- Lines of Credit
- Term Loans
- Accounts Receivable & Inventory Financing
- Equipment Financing
- Mortgages
- Interest Rates: Fixed/Variable
- Construction Financing
- Agribusiness Loans
- Corporate Credit Cards
- SBA Guaranteed Loans
- Farm Service Agency Loans
- USDA Business & Industry Loans

Cash Management Services
- Business Checking & Savings Accounts
- Certificates of Deposit
- Sweep Accounts
- Payroll Direct Deposit
- Payment Collection
- Cash Consolidation
- Lockbox Services
- ChoiceNet Internet Banking
- Merchant Bankcard Services
- Courier Services

Commercial/Business Insurance Services
- Property & Equipment
- Boiler & Machinery
- Inland Marine
- General Liability
- Worker's Compensation
- Key-Person Protection
- Buy-Sell Agreement Funding
- Bonds

Employer Benefits Services
- Group Health & Dental Plans
- 401(k) Plans & SEPs
- Pension & Profit-Sharing Plans
- Deferred Compensation
- Group Life & Disability Insurance Plans
- Cafeteria Benefit Plans

OUR MISSION STATEMENT

"ChoiceOne is an independent, community-based company. Our goal is to mutually enhance the financial well being of our clients, communities, employees, and shareholders. The ChoiceOne team is dedicated to be THE resource for financial services and solutions."

CHOICEONE VALUES STATEMENT

ChoiceOne Financial Services – a premier provider of banking, insurance, mortgage and investment solutions. We value the relationships with our clients, the work of our employees, and the contributions we make to our communities.

Wherever we may be, we will always be representatives of ChoiceOne. We will demonstrate the highest ethical standards. We will treat our clients, employees, shareholders and communities with honesty, dignity, and respect.

As THE resource for financial services and solutions for our clients:

- We believe in the power of our clients' voices.
- We believe that providing professional service with a smile will forge lasting relationships.

As THE ChoiceOne Team:

- We are dedicated to excellence.
- We believe our employees are the foundation of our success.
- We will provide the work environment and tools that foster professional and personal growth.
- We will recognize and reward our team members whose contributions add value to the organization.
- We understand the importance of balance between work and family.
- We will be THE employer of choice.

As a good corporate citizen, we will strengthen the communities we serve by investing our resources, time, and talents.

We will maintain independence by providing value to our shareholders with financial results that exceed our peers.

We are ChoiceOne.

ChoiceOne Financial Services, Inc.
Directors



Frank G. Berris
President & Chief Executive Officer, American Gas & Oil Co., Inc. (Distributor of Petroleum Products)



James A. Bosserd
President & Chief Executive Officer, ChoiceOne Financial Services, Inc. and its Subsidiaries



Lawrence D. Bradford
Former President, ChoiceOne Insurance Agencies, Inc.



William F. Cutler, Jr.
Former Vice President, H.H. Cutler Company (Apparel Manufacturer)



Lewis G. Emmons
President, Emmons Development
President, Brat Development
(Real Estate Development)



Stuart Goodfellow
Owner, Goodfellow Vending Services
(Vending Company) and Goodfellow Blueberry Farms



Bruce A. Johnson
Vice President & Chief Financial Officer, Spartan Distributors
(Lawn, Garden, Turf and Irrigation Equipment and Materials)



Paul L. Johnson
President, Falcon Resources, Inc.
(Automotive and Furniture Design)



Jon E. Pike
C.P.A., Chairman, Beene Garter LLP
(Certified Public Accountants)



Linda R. Pitsch
Secretary, ChoiceOne Financial Services, Inc., and Senior Vice President and Cashier, ChoiceOne Bank



Andrew W. Zamiara, R.Ph.
President & Manager, Momber Pharmacy and Gift Shop and Momber Hallmark

ChoiceOne
FINANCIAL SERVICES, INC.
BANKING • INSURANCE • INVESTMENTS • MORTGAGES